Exhibit 97.1

BANK OF THE JAMES FINANCIAL GROUP, INC.

INCENTIVE COMPENSATION RECOUPMENT POLICY

General

In the event Bank of the James Financial Group, Inc. (the “Company”) determines it must prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”), the Company shall reasonably promptly recover any Erroneously Awarded Compensation that was received by any current or former Executive Officer during the applicable Lookback Period. Unless otherwise required by applicable law, this Policy does not apply in any situation where a restatement is not as a result of significant non-compliance with financial reporting requirements.

This Policy shall apply to Incentive-Based Compensation that was received by an Executive Officer a) after such officer became an Executive Officer; and b) if such officer was an Executive Officer at any time during the Lookback Period.

Administration

The Board (or an appropriate committee or committees of the Board, as may be designated by the Board, including, but not limited to, the Compensation Committee, Audit Committee, and/or a special committee of independent directors) (the “Administrator”) will administer this Policy. This Policy will be administered in accordance with the final listing standards adopted by the Nasdaq Stock Market (“Nasdaq”) pursuant to Section 10D of the Securities Exchange Act of 1934, as amended (the “Act”). The Administrator is authorized, subject to the provisions of this Policy, to make such determinations and interpretations and to take such actions in connection with this Policy as it deems necessary or advisable. Any determination and interpretation of the Administrator will be conclusive and binding on the Company and the applicable individual.

The Company shall take such action as it deems necessary or appropriate to implement this Policy.

Calculation and Recoupment

The Administrator will determine, in its sole discretion, the method for obtaining reimbursement or return of payments made, which may include but is not limited to: (i) by offsetting the amount from any compensation owed by the Company to the affected Executive Officer (including, without limitation, amounts payable under a deferred compensation plan at such time as is permitted by Section 409A of the Internal Revenue Code of 1986, as amended); (ii) by reducing or eliminating future salary increases, cash incentive awards or equity awards; or (iii) by requiring the individual to pay the amount to the Company upon its written demand for such payment. The recovery of Erroneously Awarded Compensation under this Policy is in addition to any other right or remedy available to the Company.

For any Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, (i) the amount of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Nasdaq.

For the sake of clarity, Erroneously Awarded Compensation shall be recovered even if there was no misconduct or failure of oversight on the part of an individual Executive Officer.

Notwithstanding the foregoing, the Company shall not be required to seek recovery of Erroneously Awarded Compensation under this Policy if such recovery would be impracticable, violate home country laws and/or involve tax-qualified retirement plans, as determined by the Committee in accordance with the Nasdaq listing standards. Any such determination that the recoupment is not required shall be documented in accordance with the Nasdaq listing standards.

Additional Definitions and Construction

For purposes of this Policy

(i)

“Erroneously Awarded Compensation” means, with respect to each current or former Executive Officer in connection with an Accounting Restatement, the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(ii)	“Executive Officer” means any current or former executive officer of the Company as defined under Rule 10D-1 of the Act, and such other senior executives as may be determined by the Committee.
(iii)

“Financial Reporting Measure” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return shall be considered financial reporting measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

(iv)

“Incentive-Based Compensation” means any compensation payable in cash, shares of the Company’s common stock, restricted stock units or stock options, that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure. For the avoidance of doubt, Incentive Compensation will be deemed “received” by the Executive Officer for purposes of this Policy in the fiscal period during which the financial reporting measure is attained, even if the payment or grant occurs after the end of that period.

(v)

“Lookback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

(vi)

“Restatement Date” means the earlier to occur of (1) the date the Board, a committee of the Board or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (2) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement; and

Indemnification

Notwithstanding the terms of any other policy, program, agreement or arrangement, the Company is prohibited from indemnifying any Executive Officer against the loss of Erroneously Awarded Compensation and will no pay or reimburse any covered employee for the cost of third-party insurance purchased by any such Executive Officer to cover any such loss.

Disclosures

The Company shall file all disclosures with respect to this Policy in accordance with the federal securities laws, including the disclosure required by SEC filings.

Acknowledgment

The Company will provide notice and seek acknowledgment of this Policy from each Executive Officer, provided that the failure to provide such notice or obtain such acknowledgment will have no impact on the applicability or enforceability of this Policy.

Effective as of December 1, 2023